SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-28498

(Check one)

|X| Form 10-K and Form 10-KSB   |_| Form 11-K

|_| Form 20-F  |_| Form 10-Q and Form 10-QSB  |_| Form N-SAR

For period ended: December 31, 2003

|_| Transition Report on Form 10-K and Form 10-KSB

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q and Form 10-QSB

|_| Transition Report on Form N-SAR

For the transition period ended _____________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above,
identify     the     item(s)     to    which    the     notification     relates
_____________________________________________________________________

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Paradigm Medical Industries, Inc.

Former name if applicable: _____________________________________________________

Address of principal executive office (Street and number):

                           2355 South 1070 West
                           Salt Lake City, Utah 84119

                                     PART II
                             RULE 12b-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 132b-25(b), the following should be completed. (Check box if appropriate).

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         (a)      The reasons described in reasonable detail in Part III of this form  could  not  be eliminated without unreasonable effort or expense.
   |X|   (b)      The  subject  annual  report,  semi-annual  report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Form 10-KSB cannot be completed within the requested time period due to the recent change in Registrant's managmeent resulting from the appointment by the Board of Directors on March 18, 2004 of John Y. Yoon as Registrant's new Preident and Chief Executive Officer, replacing Jeffrey Poore who had served in those positions from March 19, 2003 to March 18, 2004. In addition, there are complexities involved in completing the required financial statements of
Registrant, including final analysis in determining the value of the Registrant's inventory and other assets.


                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

                  Randall A. Mackey           (801)               575-5000
                  -----(name)---------------(area code)-----(telephone number)-

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         |X|Yes    |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         |X|Yes    | | No

The Company expects to record impairment charges related to goodwill, inventory and other investments in the amount of approximately $3.7 million.

                        Paradigm Medical Industries, Inc.
               ---------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:   March 30, 2004                   By: /s/ John Y. Yoon
                                            ------------------------------------
                                           John Y. Yoon
                                           President and Chief Executive Officer




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